HIVE
DIGITAL TECHNOLOGIES LTD

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Toll Free 1-866-964-0492

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Notice of Availability of Proxy Materials for HIVE DIGITAL TECHNOLOGIES LTD. Annual General and Special Meeting

Meeting Date and Location:

When: March 5, 2026
11:00 am (Pacific Time)

Where: 2nd Floor, 1095 West Pender Street
Vancouver, British Columbia V6E 2M6

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

https://www.hivedigitaltechnologies.com/

OR

www.sedarplus.ca

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than February 23, 2026. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 1-303-562-9305 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Election of Directors** - *Particulars of Matters to be Acted Upon – Election of Directors*
2. **Appointment of Auditors** - *Particulars of Matters to be Acted Upon – Appointment of Auditors*
3. **Re-Approval of Stock Option Plan** - *Particulars of Matters to be Acted Upon – Re-approval of Rolling Stock Option Plan*
4. **Re-Approval of Restricted Share Unit Plan** - *Particulars of Matters to be Acted Upon – Reapproval of Restricted Share Unit Plan*
5. **Approval of Quorum Amendment** - *Particulars of Matters to be Acted Upon – Amendment to Shareholder Quorum*

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one